QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15-d-16 of
The Securities Exchange Act of 1934

For July 22, 2003

Commission File Number 000-17434

DRAXIS HEALTH INC.
(Translation of registrant's name into English)

6870 Goreway Drive, 2nd Floor
Mississauga, Ontario L4V 1P1
CANADA
(Address of principal offices)

Registrant files annual reports under cover of Form 20-F

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.
	By:	/s/ DOUGLAS M. PARKER Douglas M. Parker, General Counsel & Secretary
Dated: July 22, 2003

QuickLinks

SIGNATURES